Exhibit (a)(5)

FORM OF

CERTIFICATE OF AMENDMENT

OF

DAILY MONEY FUND

1. The name of the Trust has been amended. The new name of the Trust is:

  Fidelity Oxford Street Trust

2. The business address and the registered office of the Trust and of the registered agent of the Trust for service of process is:

  Delaware Corporation Organizers, Inc.
  1201 N. Market Street
  Wilmington, DE  19899-1347

3. This certificate shall be effective upon filing.

4. Notice is hereby given that the Trust is a series Trust. The debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series of the Trust shall be enforceable against the assets of such series only and not against the assets of the Trust generally.

This Certificate is executed this __ day of ___, 199_, in the City of Boston and the Commonwealth of Massachusetts.

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